Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended March 31, 2021

WINNIPEG, May 10, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended March 31, 2021.

Quarter Ended March 31, 2021 Highlights:

  Recorded total net revenue of $4.9 million during the quarter ended March 31, 2021 compared to $3.0 million for the quarter ended March 31, 2020 and;
  Recorded total net revenue from the sale of AGGRASTAT® of $2.6 million during the quarter ended March 31, 2021 compared to $2.7 million for the quarter ended March 31, 2020 and;
  Diversified product portfolio with revenues from the Marley Drug business of $2.1 million and ZYPITAMAG® revenues of $161,000 during the quarter ended March 31, 2021 and;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2021 was $31,000 compared to adjusted EBITDA of negative $1.3 million for the quarter ended March 31, 2020 and;
  Net loss for the quarter ended March 31, 2021 was $1.0 million compared to $1.5 million for the quarter ended March 31, 2020.

Financial Results

AGGRASTAT® revenues were consistent when compared to the same period in the previous year. The Company continues to maintain the majority of patient market share in the GPI IIb/IIIa drug class.

ZYPITAMAG® contributed $161,000 of revenue for the quarter ended March 31, 2021 compared to $163,000 for the quarter ended March 31, 2020. The Company continues to pursue innovative marketing strategies to grow the usage of the product.

The Marley Drug business, acquired on December 17, 2020, contributed $2.1 million of revenue to the Company for the quarter ended March 31, 2021. Marley provides excellent customer service, cost competitive medications, expedited direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

Adjusted EBITDA for the three months ended March 31, 2021 was $31,000 compared to negative $1.3 million for the quarter ended March 31, 2020. The improvement in adjusted EBITDA experienced in 2021 is the result of increased revenues, primarily from the acquisition of Marley Drug, partially offset by higher selling expenses primarily related to the operation of the Marley Drug business.

Net loss for the quarter ended March 31, 2021 was $1.0 million or $0.10 per share compared to net loss of $1.5 million or $0.14 per share for the quarter ended March 31, 2020. The main factors contributing to the decrease in the net loss recorded for the quarter ended March 31, 2021 were the increased revenues, partially offset by higher selling expenses as noted above.

At March 31, 2021, the Company had unrestricted cash totaling $2.9 million, compared to $2.7 million of unrestricted cash held as of December 31, 2020. The Company is in the process of obtaining debt financing from a commercial bank to replenish its cash balance following the Marley Drug acquisition in December 2020. Cash from operating activities for the quarter ended March 31, 2021 totaled $224,000 compared to cash used in operating activities of $822,000 for the quarter ended March 31, 2020.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1)	The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non–cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months ended March 31, 2021 and 2020 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Annual 2020 and Q1 2021 Results

Call date:  Tuesday, May 11, 2021

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free:  1 (888) 664-6392

Passcode:  not required

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving 49 states, Washington D.C. and Puerto Rico. Marley is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a PRV, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2020.

AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets are registered trademarks of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$2,856	$2,716
Restricted cash	1,010	1,394
Accounts receivable	4,674	5,253
Inventories	4,837	5,139
Prepaid expenses	1,185	1,174
Total current assets	14,562	15,676
Non–current assets:
Property and equipment	1,546	1,640
Intangible assets	12,634	13,596
Goodwill	2,949	2,986
Other assets	150	156
Total non–current assets	17,279	18,378
Total assets	$31,841	$34,054
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,495	$6,979
Current portion of royalty obligation	326	362
Current portion of acquisition payable	629	637
Holdback payable	1,504	1,876
Current portion of contingent consideration	1,962	1,925
Current income taxes payable	162	164
Current portion of lease obligation	365	367
Total current liabilities	11,443	12,310
Non–current liabilities
Royalty obligation	279	335
Acquisition payable	1,146	1,132
Contingent consideration	52	51
Lease obligation	1,006	1,080
Total non–current liabilities	2,483	2,598
Total liabilities	13,926	14,908
Equity:
Share capital	80,917	80,917
Contributed surplus	10,347	10,294
Accumulated other comprehensive income	(6,733)	(6,497)
Deficit	(66,616)	(65,568)
Total Equity	17,915	19,146
Total liabilities and equity	$31,841	$34,054

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Income (Loss)
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the three months ended March 31	2021	2020

Revenue, net	$4,936	$3,010
Cost of goods sold	1,927	1,542
Gross profit	3,009	1,468

Expenses
Selling	2,768	2,069
General and administrative	585	800
Research and development	581	858
	3,934	3,727

Finance (income) costs:
Finance expense, net	121	73
Foreign exchange loss (gain), net	2	(868)
	123	(795)
Net loss before income taxes	$(1,048)	$(1,464)

Income tax (expense) recovery	-	-
	-	-
Net loss	$(1,048)	$(1,464)
Other comprehensive (loss) income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(236)	1,491
Other comprehensive (loss) income, net of tax	(236)	1,491
Comprehensive (loss) income	$(1,284)	$27

Loss per share
Basic	$(0.10)	$(0.14)
Diluted	$(0.10)	$(0.14)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the three months ended March 31	2021	2020
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(1,048)	$(1,464)
Adjustments for:
Current income tax recovery	-	-
Amortization of property, plant and equipment	94	75
Amortization of intangible assets	800	608
Share–based compensation	53	77
Write-down of inventories	-	207
Finance expense (income), net	121	73
Unrealized foreign exchange loss	2	401
Change in the following:
Accounts receivable	595	516
Inventories	302	(1,899)
Prepaid expenses	(11)	(110)
Accounts payable and accrued liabilities	(578)	680
Interest (paid) received, net	(7)	14
Royalties paid	(99)	-
Cash flows from (used) in operating activities	224	(822)
Financing activities:
Repayment of lease liability	(84)	-
Cash flows used in financing activities	(84)	-
Foreign exchange gain (loss) on cash held in foreign currency	-	545
Decrease in cash and cash equivalents	140	(277)
Cash and cash equivalents, beginning of period	2,716	12,965
Cash and cash equivalents, end of period	$2,856	$12,688

View original content:http://www.prnewswire.com/news-releases/medicure-reports-financial-results-for-quarter-ended-march-31-2021-301287925.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2021/10/c0974.html

%CIK: 0001133519

For further information: Dr. Albert Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 10-MAY-21